Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

November 13, 2015

Item 3.	News Release

November 13, 2015 – Vancouver, Canada.

Item 4.	Summary of Material Change

Cardiome reported financial results for its third quarter ended September 30, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated November 13, 2015.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Reports THIRD Quarter 2015 FINANCIAL Results

Cardiome to conduct conference call and webcast today,

November 13, 2015 at 8:00 a.m. Eastern (5:00 a.m. Pacific)

Vancouver, Canada, November 13, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the third quarter and nine months ended September 30, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Quarterly Update

In the last few months, Cardiome has been very active on the business development front. As a result of the co-promotion agreement with Mitsubishi Tanabe Pharma Europe Ltd., its U.K. sales force has already started actively selling EXEMBOL® (argatroban monohydrate) and the number of sales reps selling AGGRASTAT® in the U.K. has increased from 3 to 9. This co-promotion agreement follows the in-licensing of ESMOCARD® and Esmocard Lyo® (esmolol hydrochloride) from AOP Orphan Pharma in May, 2015, and the exclusive license of TREVYENT® (treprostinil sodium) with SteadyMed Ltd. in June, 2015. Cardiome continues to focus on acquiring new product licenses within its markets and on expanding the geographic territories in which it commercializes its products.

The financial results of the quarter on a year-over-year basis were primarily impacted by the timing of distributor sales, anticipated generic competition in certain AGGRASTAT® (tirofiban HCl) markets and foreign exchange translation of Euro denominated revenue.

Summary Results

Cardiome recorded a net loss of $5.8 million (loss per share of $0.31) for the three months ended September 30, 2015, compared to a net loss of $4.4 million (loss per share of $0.26) for the three months ended September 30, 2014. On a year-to-date basis, Cardiome recorded a net loss of $17.1 million (loss per share of $0.97) for the nine months ended September 30, 2015, compared to a net loss of $11.7 million (loss per share of $0.73) for the nine months ended September 30, 2014. Normalizing the comparative periods year over year using a constant currency based on the prior year foreign exchange rates, the net loss for the three and nine months ended September 30, 2015 would have been lower by $0.2 million and $0.8 million, respectively. 1

Revenue for the three months ended September 30, 2015 was $5.0 million, compared to revenue of $7.8 million for the three months ended September 30, 2014. Revenue for the nine months ended September 30, 2015 and 2014 was $16.2 million and $23.1 million, respectively. The decreases in each period were due primarily to the timing of distributor sales, a decrease in AGGRASTAT® sales due to generic competition and foreign exchange translation on Euro denominated revenue (non-cash impact). Normalizing the comparative periods year over year using a constant currency based on the prior year foreign exchange rates, revenue for the three and nine months ended September 30, 2015 would have been higher by $0.7 million and $1.7 million, respectively. 1

Gross margin increased to 71.9% and 76.7% for the three and nine months ended September 30, 2015, respectively, from 65.8% and 72.2% in the same periods of 2014. Gross margin increased primarily due to changes in customer mix as well as a decrease in current period supply chain restructuring costs. Gross margin may vary significantly quarter to quarter depending on shipments to specific customers in that quarter.

Selling, general and administration (“SG&A”) expense for the three months ended September 30, 2015 increased $0.1 million to $8.0 million, compared to $7.9 million for the three months ended September 30, 2014. Excluding a one-time $0.8 million charge related to the termination of a distribution agreement, SG&A expense for the quarter decreased $0.7 million compared to the same period in 2014. The decrease was due primarily to the impact of foreign exchange translation. On a year-to-date basis, SG&A expense decreased to $22.7 million for the nine months ended September 30, 2015, from $24.7 million in the same period in 2014. The decrease was due primarily to the current period reversal of certain one-time expenditures accrued in prior quarters, one-time costs incurred in the prior year related to the acquisition of Correvio, and the impact of foreign exchange translation.

Research and development (“R&D”) expense for the three and nine months ended September 30, 2015 was $0.02 million and $3.2 million, respectively, compared to R&D expense for the three and nine months ended September 30, 2014 of $0.2 million and $0.5 million, respectively. The increase in the year to date period was due primarily to the $3.0 million upfront payment to SteadyMed upon the execution of the license and supply agreement for TREVYENT® in the second quarter of 2015.

Interest expense was $0.5 million for both the three months ended September 30, 2015 and the three months ended September 30, 2014. For the nine months ended September 30, 2015, interest expense was $1.8 million, compared to $1.0 million for the nine months ended September 30, 2014. The increase was primarily due to interest expense incurred on the senior secured term loan facility that Cardiome entered into in July 2014.

Liquidity and Outstanding Share Capital

At September 30, 2015, the company had cash and cash equivalents of $24.7 million. As of November 12, 2015, there were 20,147,337 common shares issued and outstanding, and 1,473,077 common shares issuable upon the exercise of outstanding stock options (of which 903,733 were exercisable) at a weighted average exercise price of CAD $5.87 per share, and 134,608 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on November 13, 2015 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 15182479. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 13, 2015. Please dial 416-764-8677 or 888-390-0541 and enter code 182479# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development state drug device combination that is under development for Pulmonary Arterial Hypertension, for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

1 Normalized net loss and normalized revenue are non-GAAP measures. The Company uses certain Non-GAAP measures to assist in assessing its financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2015	December 31, 2014

Assets
Current assets:
Cash and cash equivalents	$24,747	$12,708
Restricted cash	2,231	2,320
Accounts receivable, net of allowance for doubtful accounts of $443 (2014 - $596)	5,428	9,504
Inventories	5,079	5,335
Prepaid expenses and other assets	1,907	1,703
Deferred tax asset	443	439
	39,835	32,009

Property and equipment	793	811
Intangible assets	14,705	16,156
Goodwill	318	318
Other assets	502	821
	$56,153	$50,115

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,517	$13,057
Current portion of long-term debt	4,000	1,714
Current portion of deferred consideration	2,649	3,044
	17,166	17,815

Long-term debt	7,000	10,286
Deferred consideration	2,960	4,544
Deferred revenue	1,925	-
Other long-term liabilities	281	331
	29,332	32,976

Stockholders’ equity:
Common stock	311,983	284,760
Authorized - unlimited number with no par value
Issued and outstanding – 20,129,337 (2014 – 16,591,002)
Additional paid-in capital	34,377	34,229
Deficit	(336,031)	(318,973)
Accumulated other comprehensive income	16,492	17,123
	26,821	17,139
	$56,153	$50,115

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenue:
Product revenues	$4,933	$7,807	$16,118	$23,066
Licensing and other fees	25	-	75	-
	4,958	7,807	16,193	23,066
Cost of goods sold	1,393	2,673	3,771	6,409
	3,565	5,134	12,422	16,657
Expenses:
Selling, general and administration	8,028	7,863	22,736	24,670
Research and development	15	234	3,161	538
Amortization	546	510	1,631	1,610
	8,589	8,607	27,528	26,818
Operating loss	(5,024)	(3,473)	(15,106)	(10,161)

Other (income) expense:
Interest expense	542	495	1,776	975
Other (income) expense	38	217	125	100
Foreign exchange (gain) loss	37	68	(298)	118
	617	780	1,603	1,193
Net loss before income taxes	(5,641)	(4,253)	(16,709)	(11,354)
Provision for income taxes	169	114	349	387
Net loss	$(5,810)	$(4,367)	$(17,058)	$(11,741)
Other comprehensive income (loss):
Foreign currency translation adjustments	41	(670)	(631)	(506)
Comprehensive (loss)	$(5,769)	$(5,037)	$(17,689)	$(12,247)
Loss per common share
Basic and diluted	$(0.31)	$(0.26)	$(0.97)	$(0.73)
Weighted average common shares outstanding
Basic and diluted	18,774,416	16,520,203	17,542,994	16,130,147

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Operating activities:
Net loss for the period	$(5,810)	$(4,367)	$(17,058)	$(11,741)
Items not affecting cash:
Amortization	546	510	1,631	1,610
Amortization of deferred financing fees	143	-	408	-
Write-down of inventory	-	607	95	732
Loss on write-down of property and equipment	-	188	-	188
Stock-based compensation	396	370	1,991	766
Unrealized foreign exchange gain	(46)	(241)	(255)	(291)
Changes in operating assets and liabilities:
Restricted cash	254	(7)	(65)	(123)
Accounts receivable	1,644	(1,134)	3,971	(1,830)
Inventories	353	297	161	292
Prepaid expenses and other assets	(238)	1,321	(264)	16
Accounts payable and accrued liabilities	(770)	590	(2,806)	(4,109)
Deferred revenue	475	-	1,425	-
Other long-term liabilities	(8)	-	(50)	-
Net cash used in operating activities	(3,061)	(1,866)	(10,816)	(14,490)

Investing activities:
Purchase of property and equipment	-	(10)	(133)	(27)
Increase in intangible assets	(5)	(26)	(29)	(78)
Net cash used in investing activities	(5)	(36)	(162)	(105)

Financing activities:
Issuance of common stock	23,324	-	28,124	12,406
Share issue costs	(1,473)	-	(1,524)	-
Issuance of common stock upon exercise of stock options	-	-	270	-
Proceeds from issuance of long-term debt	-	12,000	-	12,000
Financing fees	-	(893)	-	(893)
Payment of long-term debt	(1,000)	-	(1,000)	-
Payment of deferred consideration	(669)	(723)	(2,537)	(2,322)
Net cash provided by financing activities	20,182	10,384	23,333	21,191
Effect of foreign exchange rate changes on cash and cash equivalents	15	(253)	(316)	2
Increase in cash and cash equivalents during the period	17,131	8,229	12,039	6,598
Cash and cash equivalents, beginning of period	7,616	9,353	12,708	10,984
Cash and cash equivalents, end of period	$24,747	$17,582	$24,747	$17,582

Supplemental cash flow information:
Interest paid	$411	$441	$1,450	$984
Net income taxes paid	291	32	628	212

For Further Information:
David Dean
Cardiome Investor Relations

(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928

Email: ddean@cardiome.com

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